SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                           TRIAD HOSPITALS, INC.
--------------------------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 89579K109
--------------------------------------------------------------------------
                              (CUSIP NUMBER)

                        Greenlight Capital, L.L.C.
                           420 Lexington Avenue
                                 Suite 875
                         New York, New York 10170
                         Tel. No.: (212) 973-1900
--------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                             Eliot D. Raffkind
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               July 20, 1999
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K109                 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Greenlight Capital, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           2,000,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,000,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14   TYPE OF REPORTING PERSON*

     OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89579K109                 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,000,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,000,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                         /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 89579K109                 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,000,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,000,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                         /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company
("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Triad Hospitals, Inc. (the "Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

ITEM 1.   SECURITY AND ISSUER

     Securities acquired:  Shares of Common Stock, par value $0.01 per share

     Issuer:        Triad Hospitals, Inc.
                    13455 Noel Road, Suite 2000
                    Dallas, Texas  75240

ITEM 2.   IDENTITY AND BACKGROUND

     Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 875, New York, NY 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 875, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of July 28, 1999, Greenlight had invested (i) $6,820,685.09 in shares of Common Stock through Greenlight Fund, (ii) $6,811,865.52 in shares of Common Stock through Greenlight Offshore and (iii) $9,692,529.96 in shares of Common Stock through Greenlight Qualified, all as described in
Item 5 below. The above amounts include any commissions incurred in the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Greenlight, Mr. Einhorn and Mr. Keswin acquired shares of Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Greenlight may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value.

     Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the Issuer;

          4) any material change in the present capitalization or dividend policy of the Issuer;

          5) any other material change in the Issuer's business or corporate structure;

          6) any change in the Issuer's charter, by-laws or instru-ments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          8) causing a class of securities of the Issuer to become eligible for termina-tion of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of July 28, 1999, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 2,000,000 shares of Common Stock of the Issuer or 6.7% of the shares outstanding. The 2,000,000 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

     The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on July 28, 1999 is based on 29,898,688 outstanding shares of Common Stock as of May 11, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on June 11, 1999.

     (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

                                  ANNEX A


 Transaction            Buy/             Quantity          Price per
     Date               Sell             (shares)          Share ($)
 -----------            ----             --------          ---------
   6/2/99               Buy                32,300            10.375
   6/2/99               Buy                55,000           10.6364
   6/4/99               Buy                58,900             10.75
   6/24/99              Buy                40,000            10.875
   6/25/99              Buy                35,000              11.0
   6/28/99              Buy                20,000           11.1875
   6/28/99              Buy                25,700           11.2521
   6/28/99              Buy                25,000             11.25
   6/28/99              Buy                84,000           11.2507
   6/30/99              Buy               175,000            12.125
   6/30/99              Buy                30,000             12.25
   7/6/99               Buy                 7,500             12.25
   7/7/99               Buy                37,500             12.25
   7/8/99               Buy                15,000           12.2288
   7/8/99               Buy                39,100           12.3045
   7/8/99               Buy                 7,500             12.25
   7/9/99               Buy                24,500           12.5383
   7/9/99               Buy                 5,000              12.5
   7/9/99               Buy                 1,500            12.425
   7/12/99              Buy               179,500            13.019
   7/12/99              Buy               110,000           13.0625
   7/12/99              Buy                16,000             12.75
   7/12/99              Buy                 9,000           12.6542
   7/13/99              Buy               150,000           12.6667
   7/13/99              Buy                47,000             12.75
   7/13/99              Buy                 4,000           12.4375
   7/14/99              Buy                28,000           11.6929
   7/15/99              Buy                60,400           11.4163
   7/15/99              Buy                 2,100            11.175
   7/16/99              Buy                10,400          11.22875
   7/16/99              Buy                20,000            11.125
   7/19/99              Buy                10,000           10.6875
   7/20/99              Buy                 3,000          10.66625
   7/20/99              Buy                 6,000           10.8125
   7/20/99              Buy               137,500           10.8091
   7/21/99              Buy               108,600           11.1151
   7/21/99              Buy               100,000             11.25
   7/21/99              Buy                10,000           11.1875
   7/22/99              Buy                15,000           11.1875
   7/23/99              Buy                10,000           10.8125
   7/23/99              Buy               100,000           11.1875
   7/26/99              Buy                40,000             10.75
   7/27/99              Buy                25,000          10.72875
   7/27/99              Buy                 5,000             10.75
   7/28/99              Buy                12,300            10.875


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    July 30, 1999



                              Greenlight Capital, L.L.C.


                              By:  /s/ Jeffrey A. Keswin
                                   ---------------------------------------
                                   JEFFREY A. KESWIN, Managing Member



                              /s/ David Einhorn
                              -------------------------------------------
                              David Einhorn



                              /s/ Jeffrey A. Keswin
                              ------------------------------------------
                              Jeffrey A. Keswin